Exhibit 23(a)

 Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

DPL Inc.:

We consent to the incorporation by reference in the registration statements No. 333-44370 on Form S-3 and No. 333-39982 and No. 333-139348 on Forms S-8 of DPL Inc. of our report dated February 26, 2009, with respect to the consolidated balance sheets of DPL Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of results of operations, consolidated statements of shareholders’ equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2008, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 10-K of DPL Inc.

/s/ KPMG LLP

KPMG LLP

Philadelphia, Pennsylvania
February 26, 2009